UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Signing of a Non-Binding MOU within Negotiations for the Purchase of Natural Gas

Item 1

Signing of a Non-Binding MOU within Negotiations for the Purchase of Natural Gas

The Company hereby respectfully reports as follows:

1.	The Company and Energean Israel Limited (hereinafter: “Energean”), the owner of holdings in the Karish and Tanin gas fields (hereinafter: the “Gas Field”), have signed a non-binding memorandum of understating (hereinafter: the “MOU”), following which the parties will conduct negotiations toward the signing of a binding and detailed agreement for the supply of natural gas (to the extent signed), under which the Company shall purchase natural gas in quantities and for periods as agreed upon within the framework of such supply agreement, for the purpose of operating the power plant in Sodom and the Company’s other facilities in Israel.

2.	The aforesaid MOU includes, among other things, the following provisions:

a.	The total quantity of gas which the Company is expected to purchase from Energean is approx. 13 BCM with respect to the entire expected supply period (hereinafter: the “Total Contractual Quantity”);

b.	The supply period will commence upon the date when Energean begins operating the Gas Field, and is expected to conclude upon the date when the entire Contractual Quantity is consumed or after the lapse of 15 years from the date of commencement of gas supply to the Company, according to the earliest; in case the Contractual Quantity is not fully consumed, the parties may extend the period of the supply agreement (to the extent signed) for an additional period, subject to compliance with terms and targets as will be defined within the framework of the supply agreement.

c.	A “take or pay” payment mechanism for a minimal annual quantity of natural gas at a scope and according to the mechanism to be determined;

d.	The price of natural gas will be linked to the electricity generation component and include a minimum price.

e.	The total financial scope of the purchase of gas from Energean by the Company, if and to the extent that negotiations are successfully concluded and a detailed supply agreement is signed in accordance with the MOU, may reach approx. $2 billion and depends, among other things, on changes in the electricity price to which the gas price is linked, and the total quantities purchased by the Company in actuality during the period of the binding agreement.

f.	The parties to the MOU have agreed that, for a period of 180 days after signing the MOU, Energean will not engage in negotiations for the sale of gas which would hinder its ability to supply the gas being the subject of the MOU, while the Company has undertaken not to engage in negotiations which would prevent it from being able to purchase the aforesaid quantity of gas from Energean.

3.	It should be noted that negotiations with Energean were conducted by the Company, Oil Refineries Ltd. (Bazan),1 and OPC Energy Ltd.2 (hereinafter: the “Purchasers”), jointly; however, each of the Purchasers has signed a separate memorandum of understanding with Energean. The MOU is non-binding, and engagement in a gas supply agreement and the supply of gas by virtue thereof are subject, among other things, to the completion of negotiations, to signing the binding agreement, to receiving all requisite approvals and to meeting various milestones and contingency clauses, including also arrangement of natural gas supply for the Company in case the Gas Field is not developed in actuality.

4.	A binding agreement, if and to the extent signed, will require proper approval by the authorized organs of the Company.

5.	At this time, there is no certainty as to the Company’s engagement in a binding agreement or the terms of such binding agreement, to the extent signed.

1 A public company under the control of the Israel Corporation Ltd., the controlling shareholder of the Company, which is under the (direct and indirect) control of Mr. Idan Ofer.

2 A private company under the indirect control of one of the Company’s controlling shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: August 8, 2017